Exhibit (d)(2)

January 22, 2013

Mr. Gerald W. Wheeler

Chief Operating Officer

del Rey Global Investors, LLC

6701 Center Drive West

Suite 655

Los Angeles, CA  90045

Dear Mr. Wheeler:

On Thursday, January 10, 2013, the Board of Trustees (the “Board”) of ING Mayflower Trust approved the merger of ING International Value Fund (the “Fund”) with and into ING International Value Equity Fund, a series of ING Mutual Funds.  This letter is to inform you that the Sub-Advisory Agreement with del Rey Global Investors, LLC (the “Agreement”) will terminate in accordance with Section 16 of the Agreement, effective at the close of business on March 26, 2013.

In the interim, we will be contacting you to facilitate a smooth transition.  I know we can count on your cooperation in this regard.

Very truly yours,

/s/Todd Modic

Todd Modic

Senior Vice President

ING Mayflower Trust

7337 E. Doubletree Ranch Rd. Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Mayflower Trust